Exhibit 99.1

November 4, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES $152.6 MILLION REFINANCING OF NUNS’ ISLAND PORTFOLIO;
EXPANDS INTO QUEBEC CITY MARKET WITH HIGH-QUALITY ACQUISITION

Calgary, Alberta – November 4, 2002 - Boardwalk Equities Inc. (“BEI” – TSX, NYSE) today announced that it has completed the refinancing of the Nuns’ Island portfolio and that it has expanded its operations into the Quebec City market.

Nuns’ Island Refinancing

Boardwalk has successfully completed the refinancing of the 3,100-unit Nuns’ Island portfolio that it had acquired on May 1, 2002. The new first mortgage on the Nuns’ Island properties totals $152.6 million, is NHA-insured, and has a five-year term maturing on November 1, 2007 bearing an interest rate of 5.23%.

In part, the proceeds of the refinancing were used to repay the $107.4 million outstanding balance of prior first and second mortgages on the property which had an overall weighted average interest rate of 9.3%, and for the pre-payment penalty of approximately $18.8 million to discharge those mortgages.

“This refinancing of our Nuns’ Island mortgage loans allows us to capitalize on the favorable interest rate environment and the NHA-insured status of the new mortgage will give us more flexibility in the future and ensured access to lower cost mortgage capital over the entire 25-year amortization period of the loan.” said Rob Geremia, Senior Vice President, Finance and Chief Financial Officer of Boardwalk. “The refinancing reflects the stability of the Nuns’ Island property and its solid cash flows and underlying asset value. The approximately $20 million of equity being released from the refinancing further strengthens the Company’s ability to continue to take advantage of acquisition opportunities that may arise over the next 12 to 18 months.”

Quebec City Acquisition

Boardwalk also announced that it closed today on the acquisition of 5-8 Place de Merici at Les Jardins de Merici in Quebec City, which represents the Company’s first acquisition in the Quebec City market. The luxury residential rental property consists of four concrete high-rise buildings with a total of 341 residential units with a total rentable area of approximately 300,000 square feet. The acquisition price was $27.1 million, which equates to approximately $79,400 per unit and $90 per square foot, which is significantly below replacement cost.

The acquisition will be financed in part by a mortgage loan of approximately $20.6 million, having a one-year term and bearing a fixed interest rate of 4.54%. The balance will be funded from the Company’s existing cash and line of credit. The initial going-in cap rate for the acquisition is estimated at approximately 8.0%.

The property is centrally located in Quebec City, situated on the north bank of the St. Lawrence River and is adjacent to the Battlefields Park (Parc des Champs-de-Batailles), also known as the Plains of Abraham and is within minutes drive of Quebec City’s historical district. The suites feature tremendous views of the St. Lawrence river and of the Quebec City skyline. In addition to the natural amenities surrounding the property, Les Jardins de Merici features a resort-style outdoor pool and lounge area.

“We are very pleased to enter the Quebec City market with such a high-quality asset as our initial purchase which will be immediately accretive to our results.” said Sam Kolias, President and CEO of Boardwalk. “Le Jardins de Merici is a premiere property located in an excellent location in Quebec City. With the entry into the Montreal and Quebec City markets in 2002, we have expanded our geographic presence into major market areas that are close to two and a half times larger in terms of the universe of rental units than all of our previous major markets combined. This should provide us with even greater abilities to explore growth opportunities going forward. In aggregate, Montreal and Quebec City have over 530,000 rental units, which represents just over 35% of the total units in all central market areas in Canada. We will also continue to investigate opportunities to expand our operations into other major markets in Canada as part of our strategy of building a truly national platform.”

“to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction”

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,300 units totalling approximately 25 million net rentable square feet. The company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.0 billion.

Additional information is available at Boardwalk’s web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer,
(403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.